Exhibit 8.2
July 29, 2008
Boards of Directors
Hibernia Homestead Bancorp. Inc.
Hibernia Homestead Bank
325 Carondelet Street
New Orleans, LA 70130
Gentlemen:
You have requested our opinion regarding certain Louisiana state income tax consequences of the proposed conversion (the “Conversion”) of Hibernia Homestead Bank, a Louisiana-chartered mutual savings bank, to a Louisiana-chartered stock savings bank. In connection with the Conversion, all the Bank’s to-be-issued capital stock will be acquired by Hibernia Homestead Bancorp, Inc. (the “Company”), a newly-organized Louisiana corporation.
We have not reviewed all of the legal documents necessary to effectuate the Conversion. An inherent assumption of this opinion is that all steps required by federal and state law and regulatory authorities will be effectuated consistent with the information submitted to us.
BACKGROUND
We have reviewed the federal income tax opinion (the “Opinion”) prepared by the firm of Elias, Matz, Tiernan & Herrick L.L.P. dated July 29, 2008, which was addressed and furnished to you. We have relied on the facts and representations stated in the Opinion as to the manner in which the proposed transactions will be accomplished and the federal income tax aspects of the transactions as detailed in the Opinion. By this reference, such federal tax opinion and its related references are incorporated herein.
LOUISIANA LAW AND ANALYSIS
Louisiana income tax statutes are included in Title 47, Sub-Title II, Chapter 1, of the Louisiana Revised Statutes of 1950. Corporation income tax laws are contained within Part II A therein. Individual income tax statutes are contained within Part III therein.

Boards of Directors
July 29, 2008

Pursuant to Louisiana Revised Statutes (La. R. S.) 47:287.501(B)(1), banking corporations who pay a tax for their shareholders or whose shareholders pay a tax for their shares of stock (among others) are exempted from imposition of any and all Louisiana income taxes. Stock savings and loan associations either pay a tax for their shareholders, or its shareholders pay a tax on their shares.
Louisiana corporate gross income and allowable deductions are defined as federal gross income and deductions, subject to certain modifications. La. R. S. 287.61-.63. Modifications to federal taxable income are contained in La. R. S. 287.71-.73 and 287.738-.746. Absent any specific modifications contained within these sections, Louisiana corporate taxable income is equivalent to federal taxable income. Since gains and losses realized by parties to a reorganization, as defined by federal statutes, are not specifically identified as modifications to federal gross income or deductions, the State of Louisiana has effectively incorporated the corporate reorganization provisions of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to parties to a reorganization. Since gains and losses realized by corporate shareholders in a reorganization are not specifically identified as modifications to federal gross income or deductions, nor are there any modifications with respect to the determination of basis or the holding period of stock received in a reorganization, the State of Louisiana has effectively incorporated the corporate reorganization provisions of the Code with respect to corporate depositors and shareholders.
La. R. S. 47:290 provides that such part (Part III) is intended to conform the Louisiana individual income tax law with the Code, except as otherwise expressly provided. La. R. S. 47:293(1) defines Louisiana adjusted gross income as adjusted gross income as reported for federal purposes. La. R. S. 47:293(6) defines Louisiana taxable income as Louisiana adjusted gross income with specific modifications listed therein. None of the modifications listed therein relate to the Louisiana taxation of realized gains or losses in connection with corporate reorganizations, or the determination of basis or the holding period of stock received in a reorganization. The State of Louisiana has, therefore, effectively adopted the corporate reorganization provisions of the Code to the extent these provisions affect individual depositors and shareholders.
La. R. S. 47:300.4 states that such part (Part VI) is intended to conform the Louisiana fiduciary income tax law with the Code, except as otherwise expressly provided. La R. S. 47:300.6-.7 define Louisiana taxable income of resident and non resident fiduciaries, respectively, as taxable income determined in accordance with federal law, with specific modifications listed therein. None of the modifications listed therein relate to the Louisiana taxation of realized gains or losses in connection with corporate reorganizations, or the determination of basis or the holding period of stock received in a reorganization. The State of Louisiana has, therefore, effectively adopted the corporate reorganization provisions of the Code to the extent these provisions affect fiduciary depositors and shareholders.

Boards of Directors
July 29, 2008

La. R. S. 47:203 states that partnerships shall compute taxable income in the same manner as in the case of individuals, with certain listed modifications. As none of the modifications relate to reorganization provisions of the Code, and based upon the above analysis of individuals, the same conclusions would apply with respect to depositors and shareholders which are partnerships.
La. R. S. 12:1368 states that, for Louisiana income tax purposes, limited liability companies shall be treated and taxed in the same manner as treated and taxed for federal purposes. Therefore, regardless of corporate or partnership federal income tax treatment, based upon the above analysis of each, the same conclusion would apply with respect to depositors and shareholders that are limited liability companies.
OPINIONS
In rendering our opinion herein, we have relied upon the Opinion prepared by Elias, Matz, Tiernan & Herrick L.L.P.
Because stock savings and loan associations are not subject to Louisiana income taxes, no income will be recognized for Louisiana income tax purposes by Hibernia Homestead Bank as a result of the conversion to a Louisiana-chartered stock savings bank.
Because the Bank’s change in form from a mutual savings bank to a stock savings bank, and the sale of its capital stock to the Company, will constitute a reorganization under Section 368(a)(1)(F) of the Code, and neither the Bank nor the Company will recognize any gain or loss as a result of the Conversion pursuant to Section 361 of the Code and Revenue Ruling 80-105, it is also our opinion that for Louisiana income tax purposes: (i) no gain or loss will be recognized by the Company upon its receipt of money in exchange for shares of Common Stock issued pursuant to the Plan of Conversion; (ii) no gain or loss will be recognized by the Bank or the Company upon the purchase of the Bank’s capital stock by the Company; (iii) no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in the Bank in its stock form plus their interests in the liquidation account in exchange for their deposit accounts in the Bank in its mutual form; (iv) the tax basis of the depositors’ deposit accounts immediately after the Conversion will be the same as the basis of their deposit accounts prior to the Conversion; (v) the tax basis of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s interest in the liquidation account will be zero; (vi) the tax basis to the stockholders of the Common Stock of the Company purchased in the Conversion will be the amount paid therefor; and (vii) the holding period for shares of Common Stock will begin on the date of the exercise of the subscription right and on the day after the date of purchase if purchased in the Community Offering or Syndicated Community Offering.

Boards of Directors
July 29, 2008

CONCLUSIONS
This opinion sets forth our views based upon the completeness and accuracy of the information made available to us and any assumptions of fact that were included. Our opinion relies upon the relevant provisions of the Internal Revenue Code, the Louisiana Revised Statutes, the regulations thereunder, and judicial and administrative interpretations thereof, which are subject to change or modifications by subsequent legislative, regulatory, administrative or judicial decisions. Any such changes could be retroactive in effect and, therefore, could affect the validity of our opinions. We undertake no responsibility to update our opinions in the event of any such change or modifications.
We hereby consent to the filing of this opinion as an exhibit to the Company’s Registration Statement filed with the Securities and Exchange Commission, the Company’s Application H-(e)1-S filed with the Office of Thrift Supervision, the Bank’s Notice of Intent to Convert to Stock Form filed with the Federal Deposit Insurance Corporation, and the Bank’s Application for Conversion to a Stock Savings bank filed with the Louisiana Office of Financial Institutions.
Sincerely,
LaPORTE, SEHRT, ROMIG & HAND
Barry L. Kyle, CPA
Director